UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number: 000-50705

Shanda Interactive Entertainment Limited
(Exact name of registrant as specified in its charter)

No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Interactive Entertainment Limited

Date:	January 17, 2012	By:	/s/ Grace Wu
Name: Grace Wu
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release

Exhibit 99.1

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

SHANGHAI, China, January 17, 2012 — Shanda Interactive Entertainment Limited, incorporated in the Cayman Islands (“Shanda” or the “Company”) (Nasdaq: SNDA), a leading interactive entertainment media company in China, announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on February 14, 2012 at 10:00 a.m. (Hong Kong time). The meeting will be held at 8th Floor, Room 802-3, The Hong Kong Club Building, 3A Chater Road, Hong Kong, to consider and vote on the proposal to adopt the previously announced agreement and plan of merger dated November 22, 2011, among Premium Lead Company Limited, a company organized under the laws of the British Virgin Islands (“Parent”), New Era Investment Holding Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent (“Merger Sub”) and the Company (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company. If completed, the proposed merger would result in Shanda becoming a privately held company and its American Depository Shares (“ADSs”) would no longer be listed on the NASDAQ Global Select Market. The Company’s board of directors, acting upon the unanimous recommendation of the special committee formed by the board of directors, approved the Merger Agreement and resolved to recommend that the Company’s shareholders vote to approve the Merger Agreement.

Shareholders of record as of the close of business in the Cayman Islands on February 3, 2012 will be entitled to vote at the EGM. The record date for ADS holders entitled to instruct The Bank of New York Mellon, the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on January 18, 2012. Additional information regarding the EGM and the Merger Agreement can be found in the Transaction Statement on Schedule 13E-3, and the proxy statement attached as Exhibit (a)(1) thereto, filed with the Securities and Exchange Commission (“SEC”), which can be obtained from the SEC’s website (http://www.sec.gov). In addition, shareholders and ADS holders may receive the definitive proxy statement by mail by directing requests to Ipreo Holdings LLC, the firm assisting the Company with this proxy solicitation, toll free at +1 888 593 9546 (or +1 212 849 3700 outside of the United States). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Shanda Interactive Entertainment Limited

Shanda is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base.  Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Cloudary, Ku6 Media, and various other online community and business units.  The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to social network games, e-sports, literature, film, television, music, and video etc.  By providing a centralized platform through which Shanda can deliver its own content as well as third-party content,

Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today.  Shanda: “Interaction enriches your life”.  For more information about Shanda, please visit http://www.snda.com.

Contact
Shanda Interactive Entertainment Limited
Dahlia Wei, IR Associate Director
Elyse Liao, IR Senior Manager
Phone: +86-21-6058-8688 (Shanghai)
             +852-2851-0177(Hong Kong)
Email: IR@snda.com

Christensen Investor Relations
China:
Christian Arnell
Phone: +86-10-5826-4939
Email: carnell@christensenir.com

United States:
Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com